

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

Via E-Mail
Gary W. Loveman
Chief Executive Officer
Caesars Entertainment Corporation
One Caesars Palace Drive
Las Vegas, Nevada 89109

> **Re: Caesars Entertainment Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No. 001-10410**

Dear Mr. Loveman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed March 15, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

1. Please refer to your Form 8-K filed February 25, 2013 that includes your press release dated February 25, 2013. We note your disclosure that Property EBITDA is presented because management uses Property EBITDA to measure performance and allocate resources, and believes that Property EBITDA provides investors with additional information consistent with that used by management. Please consider including this performance measure in future Form 10-K filings with the appropriate reconciliation required by Rule 10(e) of Regulation S-K.

Capital Spending and Development, page 45

2.   We note that you expect a significant increase in capital expenditures in 2013. In future filings please include additional analysis of your capital expenditures by breaking down total capital expenditures between new development, redevelopment/renovations, and other capital expenditures by year. The total of these expenditures should reconcile to the cash flow statement. In addition please provide a narrative discussion for fluctuations from year to year and expectations for the future.

3.   We also note that you capitalize soft costs such as interest. Please tell us if you also capitalize payroll costs and other G&A costs and the amounts of each for the past three years. In future filings please disclose the amount of these soft costs capitalized below the table that breaks down total capital expenditures between new development, redevelopment and other capital expenditures. Please provide a narrative discussion for fluctuations from year to year.

Note 1 – Summary of Significant Accounting Policies, page 62

4.   In future filings please disclose how you determine when to stop capitalizing interest on a development project.

Revenue Recognition, page 65

5.   In future filings please disclose the amount of gross revenues by revenue type that are related to promotional allowances.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief